SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2000


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the three months ended March 31, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation




Date: December 6, 2000              By: /s/ KEN CAI
                                            --------------------------------
                                            Ken Cai, President and C.E.O.

NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at March 31, 2000 and the consolidated statements of operations and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                          "ELLIS FOSTER"
May 25, 2000                                             Chartered Accountants

                       MINCO MINING & METALS CORPORATION

                           Consolidated Balance Sheet
                                 March 31, 2000
                       (Unaudited - See Notice to Reader)


                                                       2000             1999
                                                  -------------    ------------
ASSETS

Current
  Cash and cash equivalents                       $     43,007     $  1,091,033
  Marketable securities                              1,781,633        1,969,008
  Funds restricted for mineral exploration                  --           20,351
  Accounts receivable                                  147,249           26,445
Prepaid expenses and deposits                           43,344           71,859
                                                  -------------    ------------
                                                     2,015,233        3,178,696

Mineral interests (Note 1)                           1,965,734        1,903,115

Capital assets                                         178,810          340,267
                                                  -------------    ------------
                                                  $  4,159,777     $  5,422,078
                                                  =============    ============
LIABILITIES

Current

Accounts payable and accrued liabilities          $    263,457     $    250,460
                                                  -------------    ------------

SHAREHOLDERS' EQUITY

Share capital (Note 2)                              10,175,833        9,975,833

Deficit                                             (6,279,513)      (4,804,215)
                                                   -------------    ------------
                                                     3,896,320        5,171,618
                                                   -------------    ------------
                                                  $  4,159,777     $  5,422,078
                                                   =============    ============

MINCO MINING & METALS CORPORATION

Consolidated Statement of Operations and Deficit
Three Months Ended March 31, 2000
(Unaudited - See Notice to Reader)

                                                        2000            1999
                                                   -------------   -------------

Interest and sundry income                         $     3,993      $     1,739
                                                   -------------   -------------
Mineral interest written off                                --           (4,590)
                                                   -------------   -------------
Administrative expenses
  Accounting                                             7,276            9,400
  Advertising                                           11,559           18,992
  Amortization of capital assets                        12,917           22,774
  Conference                                             2,132            8,308
  Investor relations - consulting                       39,100           32,698
  Legal                                                    832            4,911
  Listing, filing and transfer agents                    7,416            9,044
  Management fees                                       12,139           11,690
  Office and miscellaneous                              24,362           10,887
  Printing                                              23,908            3,829
  Promotion and government relations                    14,652           36,059
  Property investigation                                 3,271            4,534
  Rent                                                  15,332           24,811
  Salaries and benefits                                 15,847           18,915
  Telephone                                              4,951            6,845
  Travel and transportation                              2,535            5,810
  Foreign exchange loss (gain)                           7,123             (189)
                                                   -------------   -------------
                                                       205,352          229,318
                                                   -------------   -------------
Loss for the period                                   (201,359)        (232,169)

Deficit, beginning of period                        (6,078,154)      (4,572,046)
                                                   -------------   -------------
Deficit, end of period                             $(6,279,513)     $(4,804,215)
                                                   =============   =============
Loss per share                                     $     (0.01)     $     (0.01)
                                                   =============   =============

MINCO MINING & METALS CORPORATION

Consolidated Statement of Cash Flows
Three Months Ended March 31, 2000
(Unaudited - See Notice to Reader)

                                                                       2000                       1999
                                                                 ---------------             ---------------

Cash flows from (used in) operating activities
  Net loss for the period                                        $     (201,359)             $     (232,169)
  Adjustments for items not including cash
  - amortization                                                         12,917                      22,774
  - mineral interest written off                                              -                       4,590
                                                                 ---------------             ---------------
                                                                       (188,442)                   (204,805)

  Deferred exploration costs                                           (130,358)                   (253,112)
   Changes in non-cash working capital items:
    - funds restricted for mineral properties                                 -                     193,247
    - accounts receivable                                               (54,366)                     (8,815)
    - prepaid expenses and deposits                                      21,131                      (7,842)
    - accounts payable and accrued liabilities                          (21,292)                    110,906
                                                                 ---------------             ---------------
                                                                       (373,327)                   (170,421)
                                                                 ---------------             ---------------
Cash flows from financing activities
  Shares issued for cash                                                                            362,500
                                                                 ---------------             ---------------
Cash flows from (used in) investing activities
  Acquisition of capital assets                                          (1,890)                    (98,996)
  Proceeds from sales of marketable securities                          150,000                     610,822
                                                                 ---------------             ---------------
                                                                        148,110                     511,826
                                                                 ---------------             ---------------
Increase (Decrease) in cash and cash equivalents                       (225,217)                    703,905

Cash and cash equivalents, beginning of period                          268,224                     387,128
                                                                 ---------------             ---------------
Cash and cash equivalents, end of period                         $       43,007                   1,091,033
                                                                 ===============             ===============

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 2000
-------------------------------------------------------------------------------
(Unaudited - See Notice to Reader)

1.       Mineral Interests

                                                           Jan. 1, 2000
                                         Deferred          to March 31          Deferred              Deferred
                                          Costs               2000                Costs                Costs
                                         Dec. 31           Exploration           March 31             March 31
                                          1999                Costs                2000                 1999
                                     ------------         --------------       -----------          ------------

Emperor's Delight                    $      100           $       --           $      100           $   95,496

Crystal Valley                              100                   --                  100                  100

Stone Lake                                  100                   --                  100                  100

Changba Lijiagou
Lead-Zinc Deposit                           100                   --                  100              134,803

White-Silver Mountain                 1,307,979               17,995            1,325,974              865,423

Chapuzi                                     100                   --                  100              330,218

Heavenly Mountains                      436,519                   --              436,519              436,519

Inner Mongolia                           90,378              113,363              202,741               40,456
                                     ------------         --------------       -----------          ------------
                                     $1,835,376           $  130,358           $1,965,734           $1,903,115
                                     ============         ==============       ===========          ===========-

2.       Share Capital


     (a)  Authorized: 100,000,000 common shares without par value


     (b)  Issued:                                                 Shares              Amount
                                                                ------------       ------------
         Balance, December 31, 1998                              15,745,123        $ 9,613,333

         Private placement at $0.85 per share                       250,000            212,500

         Private placement at $1.00 per share                       150,000            150,000
                                                                ------------       ------------
         Balance, March 31, 1999                                 16,145,123        $ 9,975,833

         Share purchase warrants exercised at $1.60 per share       125,000            200,000
                                                                ------------       ------------
         Balance, December 31, 1999 and March 31, 2000           16,270,123        $10,175,833
                                                                ------------       ------------

     As at March 31, 2000 3,562,328 (1999 - 4,211,689;) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (c)  Stock options outstanding at March 31, 2000:


   Number of Options             Exercise Price             Expiry Date
   -----------------            ----------------           ------------------
       826,100                        $1.41                 March 5, 2006
       215,500                        $1.41                 June 20, 2007
        97,300                        $1.41                 October 8, 2006
        97,300                        $1.41                 March 6, 2007
        75,000                        $1.20                 February 4, 2001
        75,000                        $1.41                 February 4, 2001
       150,000                        $1.65                 July 16, 2006
       100,000                        $1.20                 December 1, 2006
       100,000                        $2.00                 December, 2006
    ---------------
     1,736,200

     (d). Warrants outstanding at March 31, 2000:


       Number of Warrants        Exercise Price           Expiry Date
       -------------------       ---------------        -------------
           1,600,000                   $2.00            June 30, 2000


3.       Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                 2000                 1999
                                            ----------------- ------------------
      Management fees and salaries              $ 8,694             $ 26,834
      Deferred exploration costs                  9,240               22,743
                                            ----------------- ------------------
                                               $ 17,934             $ 49,577
                                            ================= ==================


     (b) Account payable of $51,632 (1998 - $51,632) is due to a director or a corporation controlled by a director of the Company.


4.   Comparative Figures

     Certain 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                       For the Quarter Ended June 30, 2000


Project Activity

For the first six months, the Company's project activity focused on exploration of the White Silver Mountain polymetalic project in Gansu Province, and Gobi Gold Project in Inner Mongolia, China. The exploration costs for the period totaled $318,265, with $281,430 spent on the Gobi Gold Project and $36,835 on the White Silver Mountain Project.

Teck Corporation is the operator of the White Silver Mountain project and is funding the project 100%.

Phase II drilling on the White Silver Mountain project is progressing well. Assay results from diamond drill holes XT6-08, XT6-09, XT6-11 and XT6-12 have been reported in the first quarter as follows:


Hole No.      From(m)      To(m)      Width(m)       Cu(%)        Pb(%)      Zn(%)     Au(g/t)    Ag(g/t)
---------     -------      -------    --------      ------      --------    -------   --------    -------
XT6-08        347.08       348.93       1.85         1.89           4.38     18.73      2.64       223.66
XT6-09        343.20       344.80       1.75         1.25           3.92     14.82      3.04       160.97
XT6-11        599.20       601.90       2.70         2.83          10.04     24.32      8.19       236.47
XT6-12        183.00       184.40       1.40         1.02           5.65      8.49         -       181.27



The 250-metre long crosscut to establish drill stations below the Xiaotieshan mine is well underway. This development will provide for drill stations to test the strike and down-dip extensions of a massive sulphide orebody grading 1.47% Cu, 7.79% Pb, 12.32% Zn, 16.22 g/t Au and 210.85 g/t Ag (26.5 meters true width)
intersected by the Chinese around section 10300.

A 200-line kilometer ground geophysical survey (pulse EM) continues together with mapping and sampling programs to follow up the surface mineral occurrences identified late in the 1999 field season.

A Sino-foreign joint venture company, Inner Mongolia Damo Mining Co. Ltd., has been established for the Gobi project. The business license and exploration permits have been issued to the joint venture. Minco has right to earn a 75% equity interest in the joint venture by spending US$2.5 million over four years.

The Gobi Gold project in Inner Mongolia is located on the Tian Shan Gold Belt, which hosts world-class gold deposits such as the Murantau and Kumtor deposits. It covers numerous regional drainage geochemical anomalies and an active small-scale mining operation. This mine is a gold skarn deposit in a geological setting similar to the Fortitude deposit in Nevada. Drill holes by the Chinese returned up to 154 meters grading 1.12 g/t gold.

The first phase of the 2000 exploration program to be started in early May includes re-logging of available drill cores, ground magnetic surveys, geological mapping and sampling. It is anticipated that this program will lead to the identification of drill targets. The program will be funded 100% by Minco.

In light of China's pending acceptance into the WTO, the Chinese government plan to phase out all subsidies to state companies. Many state mining companies with quality mineral projects are now seeking foreign partners to restructure their operations and to develop new mines. With Minco's long-standing western mining companies currently operating in China, it continues to pursue quality projects. To further optimize the Company's property portfolio, the Company has reviewed several good precious metal projects and more are to be evaluated throughout year 2000.

Financial Activity

As of June 30, 2000, the Company spent a total of $318,265 on its properties in China. Overall administrative expenses were $440,703 for the first six months of year 2000 compared to $506,627 for the same period of 1999. The decrease reflects a lower legal and filing, office and staffing expenses, property investigation costs, which were partially offset by increases in investor relations and accounting costs associated with the Company's on-going filing of Form 20-F with the US Securities & Exchanges Commissions.

For this reporting period, management fees totaled $22,406 compared to $16,273 in 1999. In addition, the Company paid expenses of $45,165 to its directors or corporations controlled by them, compared to the paid expenses of $67,460 for the comparable period of 1999.

The outstanding warrants of 1,600,000 shares with an exercise price of $2.00 lapsed subsequent to the expiry date of June 30, 2000.